ANGLO AMERICAN

02034633

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

SUPPL

16 May, 2002

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 9 May 2002 – Anglo American plc announces it is going to sell participation in Salobo Project to CVRD
- Press Release dated 10 May 2002 – Anglo American plc Annual General Meeting Friday 10 May 2002.
- Notification of interests of directors and connected persons dated 10 May 2002

Yours faithfully
For and on behalf of
Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant

dlw 6/12

Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN

News Release

9 May 2002

ANGLO AMERICAN TO SELL PARTICIPATION IN SALOBO PROJECT TO CVRD

Anglo American plc ("Anglo American") announces that it has entered into an agreement with Companhia Vale do Rio Doce ("CVRD") to sell its 50% interest in the Salobo Metais S.A. copper deposit in Brazil for US$50.9 million. The transaction is subject to completion of customary closing conditions.

For further information contact:

London:
Investor Relations
Nick von Schirnding +44 20 7698 8540

Media Relations
Kate Aindow +44 20 7698 8619

Johannesburg:
Investor Relations
Anne Dunn +27 11 638 4730

Media Relations
Marion Dixon +27 11 638 3001

Notes to Editors
Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum, group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

9 May 2002

ANGLO AMERICAN TO SELL PARTICIPATION IN SALOBO PROJECT TO CVRD

Anglo American plc ("Anglo American") announces that it has entered into an agreement with Companhia Vale do Rio Doce ("CVRD") to sell its 50% interest in the Salobo Metais S.A. copper deposit in Brazil for US$50.9 million. The transaction is subject to completion of customary closing conditions.

For further information contact:

London:
Investor Relations
Nick von Schirnding +44 20 7698 8540

Media Relations
Kate Aindow +44 20 7698 8619

Johannesburg:
Investor Relations
Anne Dunn +27 11 638 4730

Media Relations
Marion Dixon +27 11 638 3001

Notes to Editors
Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum, group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

9 May 2002

ANGLO AMERICAN TO SELL PARTICIPATION IN SALOBO PROJECT TO CVRD

Anglo American plc ("Anglo American") announces that it has entered into an agreement with Companhia Vale do Rio Doce ("CVRD") to sell its 50% interest in the Salobo Metais S.A. copper deposit in Brazil for US$50.9 million. The transaction is subject to completion of customary closing conditions.

For further information contact:

London:
Investor Relations
Nick von Schirnding +44 20 7698 8540

Media Relations
Kate Aindow +44 20 7698 8619

Johannesburg:
Investor Relations
Anne Dunn +27 11 638 4730

Media Relations
Marion Dixon +27 11 638 3001

Notes to Editors

Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum, group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

ANGLO AMERICAN

News Release

9 May 2002

ANGLO AMERICAN TO SELL PARTICIPATION IN SALOBO PROJECT TO CVRD

Anglo American plc ("Anglo American") announces that it has entered into an agreement with Companhia Vale do Rio Doce ("CVRD") to sell its 50% interest in the Salobo Metais S.A. copper deposit in Brazil for US$50.9 million. The transaction is subject to completion of customary closing conditions.

For further information contact:

London:
Investor Relations
Nick von Schirnding +44 20 7698 8540

Media Relations
Kate Aindow +44 20 7698 8619

Johannesburg:
Investor Relations
Anne Dunn +27 11 638 4730

Media Relations
Marion Dixon +27 11 638 3001

Notes to Editors
Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum, group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

9 May 2002

ANGLO AMERICAN TO SELL PARTICIPATION IN SALOBO PROJECT TO CVRD

Anglo American plc ("Anglo American") announces that it has entered into an agreement with Companhia Vale do Rio Doce ("CVRD") to sell its 50% interest in the Salobo Metais S.A. copper deposit in Brazil for US$50.9 million. The transaction is subject to completion of customary closing conditions.

For further information contact:

London:
Investor Relations
Nick von Schirnding +44 20 7698 8540

Media Relations
Kate Aindow +44 20 7698 8619

Johannesburg:
Investor Relations
Anne Dunn +27 11 638 4730

Media Relations
Marion Dixon +27 11 638 3001

Notes to Editors
Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum, group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

10 May 2002

ANGLO AMERICAN PLC ANNUAL GENERAL MEETING
FRIDAY 10 MAY, 2002

At Anglo American plc's Annual General Meeting for shareholders in London today Julian Ogilvie Thompson, Chairman, and Tony Trahar, Chief Executive, made the following comments:

Tony Trahar: "2001 was a difficult year for the world economy and for a number of commodity markets with increased volatility following the terrible events of 11th September. Nonetheless, against a backdrop of poor market conditions we reported headline earnings of US$1.77 billion while headline earnings per share from continuing businesses increased by 4%. Considering the earnings volatility which has traditionally characterised our industry, our 2001 results suggest both that our balanced portfolio of top quality assets will provide a surer foundation for earnings going forward and that our cost control and efficiency programmes are yielding real results. Indeed in a recessionary year we secured a further improvement in our profit margin to 17.1%.

2001 was a landmark year in the history of the Group with the unwinding of the long-standing cross-holding between Anglo American and De Beers. Through the proposals approved and implemented last summer we increased our stake in De Beers to 45%; cancelled 10% of our shares in issue; secured our full weighting in the FTSE; and realised US$1 billion in cash with a further US$700 million to follow. Following the unbundling of the Anglo shares held by De Beers, it is worth noting that around 50% of our stock is now held by UK institutions and investors.

We also saw pleasing progress in the integration of the major businesses which we acquired during the last two years namely: Tarmac; Shell's coal assets in Australia and Venezuela; and a variety of European paper and packaging assets, most notably control of Frantschach, Neusiedler, Ruzomberok and Assi Sacks. Over the last 3 years these acquisitions have helped to build a world-class coal business and strong European forest products and industrial minerals businesses.

During 2001 we also made good progress with some internal growth projects including: moving forward with the US$2 billion planned expansion of our platinum operations in South Africa; achieving design capacity at Lisheen in Ireland and an encouraging build-up

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

in production at Loma de Niquel in Venezuela; and making good progress with the Skorpion zinc project in Namibia. We have one of the strongest project pipelines in the industry.

Towards the end of last year we completed a major restructuring exercise in our London and Johannesburg corporate offices to provide central and shared services to the Group more efficiently. Together with other cost saving initiatives in the operations, the Group should achieve further cost savings during 2002 exceeding US$150 million.

In the first four months of 2002 we have continued our growth programme with the, US$1.3 billion proposed acquisition of Disputada, the major Chilean copper producer and the acquisition of Syktyvkar, the Russian forestry and office paper company. We are also hopeful of acquiring attractive packaging assets currently owned by La Rochette, the French packaging company.

In the coal division we, along with our consortium partners BHP Billiton and Glencore, have now acquired 100% of the El Cerrejon Zona Norte mine in Colombia. We are integrating this with our adjoining coal mine and believe that both have significant scope for expansion. The new entity is one of the largest producers of export steam coal in the world. We have also strengthened our Australian presence by forming a joint venture arrangement with Mitsui in several significant coal mines in Queensland, Australia. Last week we completed the disposal of Cleveland Potash which was no longer core to our UK industrial minerals business.

With extreme regret earlier this year we announced our intention not to invest further funds in Konkola Copper Mines in Zambia. We found that it was impossible to fund the development of the Konkola Deep Project commercially and were continuing to incur substantial losses from existing operations. Since January we have been working with the Zambian Government and others to seek to minimise the social and economic impact of our decision.

We are continuing to review our base metals portfolio. This has resulted in some disposals of a number of smaller assets which do not meet our investment criteria including this week's announcement of the sale of our stake in Tati Nickel in Botswana and the Salobo project in Brazil. We will seek further opportunities to acquire world class assets, where these become available at value generating prices, such as the recently announced acquisition of the Disputada copper mines in Chile. This quality of asset rarely becomes available and we are confident that significant synergies can be realised with our other Chilean operations.

It has long been an objective of the Group to establish a presence in iron ore. Equally we have not been willing to overpay to secure such a position. In March we were able to announce progress on this front through the acquisition of strategic stakes in Kumba Resources and Avmin. We intend to work with both companies and other stakeholders to realise the full growth potential of South Africa's iron ore resources and to facilitate further black economic empowerment initiatives in South Africa.

At the time of our results announcement in March, I said that the trading environment for most of our products is likely to remain challenging during 2002. Whilst almost every week brings conflicting signals about the state of the world economy the economic signs, particularly in the USA, are slightly more positive. Coal prices have weakened somewhat and prices for most commodities are down year on year. Nonetheless prices for gold have improved significantly; platinum has strengthened since the beginning of the year and diamond sales have exceeded earlier forecasts. Base metal prices have gained ground since the start of the year although stock levels remain high and underlying demand is sluggish. However the economies of Japan and much of continental Europe remain depressed and there is more than usual political turbulence, which could tip the scales in an adverse direction. On balance we believe that economic trends are positive but recovery is unlikely to be rapid.

I feel it is appropriate to comment on our Safety, Health and Environment Report which was published earlier this week. Although there has been a notable improvement in the lost time injury frequency rate our Board remains profoundly dissatisfied with the number of fatalities which occur in our operations. These are not acceptable and we are pursuing a number of initiatives to secure a major improvement in fulfilment of our 'Zero Tolerance Target Zero' – or OTTO - campaign.

I am pleased to report that the injury rate in the first quarter of 2002 has shown a significant reduction and we expect to maintain this for the rest of the year.

The last year has been a challenging one for our staff. Remaining competitive and ensuring efficiency means that we expect them to cope with a fast pace of change. I wish to put on record my appreciation of their commitment during some difficult times. They deserve a large share of the credit for our performance in 2001. I believe that as an industry and as a company, we will need to do more in the coming years to manage our talent and to attract the brightest and the best.

Finally, Mr Chairman, this may be the last occasion on which you preside over our Annual Meeting. You have kindly agreed to continue to chair the Company until your successor has been appointed but it would be a travesty not to place on record the enormous debt of gratitude which this Company owes to you. You have led Anglo American through several years of radical change and restructuring, culminating in the successful listing in London and the elimination of the De Beer's cross-holding. You have overseen an enormous transformation and rerating of the Company over the last decade. Your sense of strategy, your judgement and drive have been major factors in Anglo American's success and the Company and its board are enormously grateful."

Julian Ogilvie Thompson: "Viscount Davignon and Peter Wilmot Sitwell retire from the board at the end of this meeting. Both made huge contributions to one of our predecessor companies, Minorco, in the 1990's. Both played crucial roles in the merger of Minorco and Anglo American in 1999 and both have made significant contributions to this

company. We shall miss their wise counsel. We thank them and wish them well in the future.

We have also been pleased to welcome two new independent directors to the Board during this year. First, Göran Lindahl, who brings broad and highly relevant international business experience and important insights into the sustainable development agenda through his past involvements in the World Commission on Dams and the UN Global Compact.

More recently we have been joined by Professor Karel Van Miert. Professor Van Miert is President of Nyrenode University Business School and brings invaluable insights into international regulatory and competition policy issues from his distinguished career in national and European politics. Professor Van Miert has agreed to join the Audit Committee. He has asked me to pass his apologies to the meeting since he already had an inescapable commitment today before we invited him to join our board.

We hope shortly to be in a position to announce the identity of a new independent non-executive director. We are actively pursuing the identification of a new Chairman.

Next week the Global Mining Initiative Conference will take place in Toronto. This will be the culmination of a two and a half year process during which we and other leading companies have sought to address how the mining industry should adapt its practices so as to come closer to the objective of sustainability. Many other stakeholders have played a part in this process and an agenda for change is emerging. The GMI Conference will be an important opportunity for the mining industry to look at the best means of securing a sustainable and prosperous future. Its work will then be taken forward by the reformed International Council on Mining and Metals. We also look forward, in the same spirit, to playing a role in the World Summit on Sustainable Development in Johannesburg in August.

Companies in the extractive and natural resources sectors are at the sharp end of many of the debates about globalisation and corporate responsibility. As an industry, we have not always stressed sufficiently the role which, in partnership with good government, we play in development and in alleviating global poverty.

As part of our response to the increasing expectations of accountability to all our stakeholders we have also recently launched 'Good Citizenship: Our Business Principles'. These set out the standards which we expect of our employees and what the outside world can expect of us. These are available from the Company's offices and are published on our website. International companies need to use their influence and resources to the good and be seen to do so."

In closing the meeting, Julian Ogilvie Thompson commented: "All the business on the agenda has been attended to but before closing the meeting I would like to thank Tony Trahar for his generous reference to me at the end of his address. As soon as the moment comes I shall be retiring after some 46 years with this group, of which some 20 as Chairman of one or more of its great companies. I have found the years stimulating

and, mostly, great fun. I have enjoyed great support from so many, for which I am most grateful. Naturally there will be some sadness on my part but I shall be retiring confident in the future of the company. You have a strong and well balanced board and an extremely able Chief Executive who is achieving great things both internally and externally. He is backed by a sound management team with a deep sense of loyalty to the company. These attributes, together with the commodity and geographic diversity of our assets and the strength of our balance sheet, should ensure success. I am confident of that. I thank you, wish you well and I now declare the meeting closed."

BOARD AND COMMITTEES

Also at today's AGM, Viscount Davignon and Peter Wilmot-Sitwell retired as non-executive directors.

Mr G Lindahl and Professor Van Miert were elected directors and Messrs. Godsell and Trahar were re-elected directors.

At yesterday's board meeting, Mr RJ Margetts was appointed chairman of the Audit Committee, Professor KALM Van Miert was appointed a member of the Audit Committee and Mr BE Davison was appointed a member of the Safety, Health and Environment Committee.

For further information:

Anglo American, London
Media Relations
Kate Aindow
Tel: +44 207 698 8619

Notes to Editors

Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum, group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

ANGLO AMERICAN

News Release

10 May 2002

ANGLO AMERICAN PLC ANNUAL GENERAL MEETING
FRIDAY 10 MAY, 2002

At Anglo American plc's Annual General Meeting for shareholders in London today Julian Ogilvie Thompson, Chairman, and Tony Trahar, Chief Executive, made the following comments:

Tony Trahar: "2001 was a difficult year for the world economy and for a number of commodity markets with increased volatility following the terrible events of 11th September. Nonetheless, against a backdrop of poor market conditions we reported headline earnings of US$1.77 billion while headline earnings per share from continuing businesses increased by 4%. Considering the earnings volatility which has traditionally characterised our industry, our 2001 results suggest both that our balanced portfolio of top quality assets will provide a surer foundation for earnings going forward and that our cost control and efficiency programmes are yielding real results. Indeed in a recessionary year we secured a further improvement in our profit margin to 17.1%.

2001 was a landmark year in the history of the Group with the unwinding of the long-standing cross-holding between Anglo American and De Beers. Through the proposals approved and implemented last summer we increased our stake in De Beers to 45%; cancelled 10% of our shares in issue; secured our full weighting in the FTSE; and realised US$1 billion in cash with a further US$700 million to follow. Following the unbundling of the Anglo shares held by De Beers, it is worth noting that around 50% of our stock is now held by UK institutions and investors.

We also saw pleasing progress in the integration of the major businesses which we acquired during the last two years namely: Tarmac; Shell's coal assets in Australia and Venezuela; and a variety of European paper and packaging assets, most notably control of Frantschach, Neusiedler, Ruzomberok and Assi Sacks. Over the last 3 years these acquisitions have helped to build a world-class coal business and strong European forest products and industrial minerals businesses.

During 2001 we also made good progress with some internal growth projects including: moving forward with the US$2 billion planned expansion of our platinum operations in South Africa; achieving design capacity at Lisheen in Ireland and an encouraging build-up

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

in production at Loma de Niquel in Venezuela; and making good progress with the Skorpion zinc project in Namibia. We have one of the strongest project pipelines in the industry.

Towards the end of last year we completed a major restructuring exercise in our London and Johannesburg corporate offices to provide central and shared services to the Group more efficiently. Together with other cost saving initiatives in the operations, the Group should achieve further cost savings during 2002 exceeding US$150 million.

In the first four months of 2002 we have continued our growth programme with the, US$1.3 billion proposed acquisition of Disputada, the major Chilean copper producer and the acquisition of Syktyvkar, the Russian forestry and office paper company. We are also hopeful of acquiring attractive packaging assets currently owned by La Rochette, the French packaging company.

In the coal division we, along with our consortium partners BHP Billiton and Glencore, have now acquired 100% of the El Cerrejon Zona Norte mine in Colombia. We are integrating this with our adjoining coal mine and believe that both have significant scope for expansion. The new entity is one of the largest producers of export steam coal in the world. We have also strengthened our Australian presence by forming a joint venture arrangement with Mitsui in several significant coal mines in Queensland, Australia. Last week we completed the disposal of Cleveland Potash which was no longer core to our UK industrial minerals business.

With extreme regret earlier this year we announced our intention not to invest further funds in Konkola Copper Mines in Zambia. We found that it was impossible to fund the development of the Konkola Deep Project commercially and were continuing to incur substantial losses from existing operations. Since January we have been working with the Zambian Government and others to seek to minimise the social and economic impact of our decision.

We are continuing to review our base metals portfolio. This has resulted in some disposals of a number of smaller assets which do not meet our investment criteria including this week's announcement of the sale of our stake in Tati Nickel in Botswana and the Salobo project in Brazil. We will seek further opportunities to acquire world class assets, where these become available at value generating prices, such as the recently announced acquisition of the Disputada copper mines in Chile. This quality of asset rarely becomes available and we are confident that significant synergies can be realised with our other Chilean operations.

It has long been an objective of the Group to establish a presence in iron ore. Equally we have not been willing to overpay to secure such a position. In March we were able to announce progress on this front through the acquisition of strategic stakes in Kumba Resources and Avmin. We intend to work with both companies and other stakeholders to realise the full growth potential of South Africa's iron ore resources and to facilitate further black economic empowerment initiatives in South Africa.

At the time of our results announcement in March, I said that the trading environment for most of our products is likely to remain challenging during 2002. Whilst almost every week brings conflicting signals about the state of the world economy the economic signs, particularly in the USA, are slightly more positive. Coal prices have weakened somewhat and prices for most commodities are down year on year. Nonetheless prices for gold have improved significantly; platinum has strengthened since the beginning of the year and diamond sales have exceeded earlier forecasts. Base metal prices have gained ground since the start of the year although stock levels remain high and underlying demand is sluggish. However the economies of Japan and much of continental Europe remain depressed and there is more than usual political turbulence, which could tip the scales in an adverse direction. On balance we believe that economic trends are positive but recovery is unlikely to be rapid.

I feel it is appropriate to comment on our Safety, Health and Environment Report which was published earlier this week. Although there has been a notable improvement in the lost time injury frequency rate our Board remains profoundly dissatisfied with the number of fatalities which occur in our operations. These are not acceptable and we are pursuing a number of initiatives to secure a major improvement in fulfilment of our 'Zero Tolerance Target Zero' – or OTTO - campaign.

I am pleased to report that the injury rate in the first quarter of 2002 has shown a significant reduction and we expect to maintain this for the rest of the year.

The last year has been a challenging one for our staff. Remaining competitive and ensuring efficiency means that we expect them to cope with a fast pace of change. I wish to put on record my appreciation of their commitment during some difficult times. They deserve a large share of the credit for our performance in 2001. I believe that as an industry and as a company, we will need to do more in the coming years to manage our talent and to attract the brightest and the best.

Finally, Mr Chairman, this may be the last occasion on which you preside over our Annual Meeting. You have kindly agreed to continue to chair the Company until your successor has been appointed but it would be a travesty not to place on record the enormous debt of gratitude which this Company owes to you. You have led Anglo American through several years of radical change and restructuring, culminating in the successful listing in London and the elimination of the De Beer's cross-holding. You have overseen an enormous transformation and rerating of the Company over the last decade. Your sense of strategy, your judgement and drive have been major factors in Anglo American's success and the Company and its board are enormously grateful."

Julian Ogilvie Thompson: "Viscount Davignon and Peter Wilmot Sitwell retire from the board at the end of this meeting. Both made huge contributions to one of our predecessor companies, Minorco, in the 1990's. Both played crucial roles in the merger of Minorco and Anglo American in 1999 and both have made significant contributions to this

company. We shall miss their wise counsel. We thank them and wish them well in the future.

We have also been pleased to welcome two new independent directors to the Board during this year. First, Göran Lindahl, who brings broad and highly relevant international business experience and important insights into the sustainable development agenda through his past involvements in the World Commission on Dams and the UN Global Compact.

More recently we have been joined by Professor Karel Van Miert. Professor Van Miert is President of Nyrenode University Business School and brings invaluable insights into international regulatory and competition policy issues from his distinguished career in national and European politics. Professor Van Miert has agreed to join the Audit Committee. He has asked me to pass his apologies to the meeting since he already had an inescapable commitment today before we invited him to join our board.

We hope shortly to be in a position to announce the identity of a new independent non-executive director. We are actively pursuing the identification of a new Chairman.

Next week the Global Mining Initiative Conference will take place in Toronto. This will be the culmination of a two and a half year process during which we and other leading companies have sought to address how the mining industry should adapt its practices so as to come closer to the objective of sustainability. Many other stakeholders have played a part in this process and an agenda for change is emerging. The GMI Conference will be an important opportunity for the mining industry to look at the best means of securing a sustainable and prosperous future. Its work will then be taken forward by the reformed International Council on Mining and Metals. We also look forward, in the same spirit, to playing a role in the World Summit on Sustainable Development in Johannesburg in August.

Companies in the extractive and natural resources sectors are at the sharp end of many of the debates about globalisation and corporate responsibility. As an industry, we have not always stressed sufficiently the role which, in partnership with good government, we play in development and in alleviating global poverty.

As part of our response to the increasing expectations of accountability to all our stakeholders we have also recently launched 'Good Citizenship: Our Business Principles'. These set out the standards which we expect of our employees and what the outside world can expect of us. These are available from the Company's offices and are published on our website. International companies need to use their influence and resources to the good and be seen to do so."

In closing the meeting, Julian Ogilvie Thompson commented: "All the business on the agenda has been attended to but before closing the meeting I would like to thank Tony Trahar for his generous reference to me at the end of his address. As soon as the moment comes I shall be retiring after some 46 years with this group, of which some 20 as Chairman of one or more of its great companies. I have found the years stimulating

and, mostly, great fun. I have enjoyed great support from so many, for which I am most grateful. Naturally there will be some sadness on my part but I shall be retiring confident in the future of the company. You have a strong and well balanced board and an extremely able Chief Executive who is achieving great things both internally and externally. He is backed by a sound management team with a deep sense of loyalty to the company. These attributes, together with the commodity and geographic diversity of our assets and the strength of our balance sheet, should ensure success. I am confident of that. I thank you, wish you well and I now declare the meeting closed."

BOARD AND COMMITTEES

Also at today's AGM, Viscount Davignon and Peter Wilmot-Sitwell retired as non-executive directors.

Mr G Lindahl and Professor Van Miert were elected directors and Messrs. Godsell and Trahar were re-elected directors.

At yesterday's board meeting, Mr RJ Margetts was appointed chairman of the Audit Committee, Professor KALM Van Miert was appointed a member of the Audit Committee and Mr BE Davison was appointed a member of the Safety, Health and Environment Committee.

For further information:

Anglo American, London
Media Relations
Kate Aindow
Tel: +44 207 698 8619

Notes to Editors

Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum, group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

ANGLO AMERICAN

News Release

10 May 2002

ANGLO AMERICAN PLC ANNUAL GENERAL MEETING
FRIDAY 10 MAY, 2002

At Anglo American plc's Annual General Meeting for shareholders in London today Julian Ogilvie Thompson, Chairman, and Tony Trahar, Chief Executive, made the following comments:

Tony Trahar: "2001 was a difficult year for the world economy and for a number of commodity markets with increased volatility following the terrible events of 11th September. Nonetheless, against a backdrop of poor market conditions we reported headline earnings of US$1.77 billion while headline earnings per share from continuing businesses increased by 4%. Considering the earnings volatility which has traditionally characterised our industry, our 2001 results suggest both that our balanced portfolio of top quality assets will provide a surer foundation for earnings going forward and that our cost control and efficiency programmes are yielding real results. Indeed in a recessionary year we secured a further improvement in our profit margin to 17.1%.

2001 was a landmark year in the history of the Group with the unwinding of the long-standing cross-holding between Anglo American and De Beers. Through the proposals approved and implemented last summer we increased our stake in De Beers to 45%; cancelled 10% of our shares in issue; secured our full weighting in the FTSE; and realised US$1 billion in cash with a further US$700 million to follow. Following the unbundling of the Anglo shares held by De Beers, it is worth noting that around 50% of our stock is now held by UK institutions and investors.

We also saw pleasing progress in the integration of the major businesses which we acquired during the last two years namely: Tarmac; Shell's coal assets in Australia and Venezuela; and a variety of European paper and packaging assets, most notably control of Frantschach, Neusiedler, Ruzomberok and Assi Sacks. Over the last 3 years these acquisitions have helped to build a world-class coal business and strong European forest products and industrial minerals businesses.

During 2001 we also made good progress with some internal growth projects including: moving forward with the US$2 billion planned expansion of our platinum operations in South Africa; achieving design capacity at Lisheen in Ireland and an encouraging build-up

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

in production at Loma de Niquel in Venezuela; and making good progress with the Skorpion zinc project in Namibia. We have one of the strongest project pipelines in the industry.

Towards the end of last year we completed a major restructuring exercise in our London and Johannesburg corporate offices to provide central and shared services to the Group more efficiently. Together with other cost saving initiatives in the operations, the Group should achieve further cost savings during 2002 exceeding US$150 million.

In the first four months of 2002 we have continued our growth programme with the, US$1.3 billion proposed acquisition of Disputada, the major Chilean copper producer and the acquisition of Syktyvkar, the Russian forestry and office paper company. We are also hopeful of acquiring attractive packaging assets currently owned by La Rochette, the French packaging company.

In the coal division we, along with our consortium partners BHP Billiton and Glencore, have now acquired 100% of the El Cerrejon Zona Norte mine in Colombia. We are integrating this with our adjoining coal mine and believe that both have significant scope for expansion. The new entity is one of the largest producers of export steam coal in the world. We have also strengthened our Australian presence by forming a joint venture arrangement with Mitsui in several significant coal mines in Queensland, Australia. Last week we completed the disposal of Cleveland Potash which was no longer core to our UK industrial minerals business.

With extreme regret earlier this year we announced our intention not to invest further funds in Konkola Copper Mines in Zambia. We found that it was impossible to fund the development of the Konkola Deep Project commercially and were continuing to incur substantial losses from existing operations. Since January we have been working with the Zambian Government and others to seek to minimise the social and economic impact of our decision.

We are continuing to review our base metals portfolio. This has resulted in some disposals of a number of smaller assets which do not meet our investment criteria including this week's announcement of the sale of our stake in Tati Nickel in Botswana and the Salobo project in Brazil. We will seek further opportunities to acquire world class assets, where these become available at value generating prices, such as the recently announced acquisition of the Disputada copper mines in Chile. This quality of asset rarely becomes available and we are confident that significant synergies can be realised with our other Chilean operations.

It has long been an objective of the Group to establish a presence in iron ore. Equally we have not been willing to overpay to secure such a position. In March we were able to announce progress on this front through the acquisition of strategic stakes in Kumba Resources and Avmin. We intend to work with both companies and other stakeholders to realise the full growth potential of South Africa's iron ore resources and to facilitate further black economic empowerment initiatives in South Africa.

At the time of our results announcement in March, I said that the trading environment for most of our products is likely to remain challenging during 2002. Whilst almost every week brings conflicting signals about the state of the world economy the economic signs, particularly in the USA, are slightly more positive. Coal prices have weakened somewhat and prices for most commodities are down year on year. Nonetheless prices for gold have improved significantly; platinum has strengthened since the beginning of the year and diamond sales have exceeded earlier forecasts. Base metal prices have gained ground since the start of the year although stock levels remain high and underlying demand is sluggish. However the economies of Japan and much of continental Europe remain depressed and there is more than usual political turbulence, which could tip the scales in an adverse direction. On balance we believe that economic trends are positive but recovery is unlikely to be rapid.

I feel it is appropriate to comment on our Safety, Health and Environment Report which was published earlier this week. Although there has been a notable improvement in the lost time injury frequency rate our Board remains profoundly dissatisfied with the number of fatalities which occur in our operations. These are not acceptable and we are pursuing a number of initiatives to secure a major improvement in fulfilment of our 'Zero Tolerance Target Zero' – or OTTO - campaign.

I am pleased to report that the injury rate in the first quarter of 2002 has shown a significant reduction and we expect to maintain this for the rest of the year.

The last year has been a challenging one for our staff. Remaining competitive and ensuring efficiency means that we expect them to cope with a fast pace of change. I wish to put on record my appreciation of their commitment during some difficult times. They deserve a large share of the credit for our performance in 2001. I believe that as an industry and as a company, we will need to do more in the coming years to manage our talent and to attract the brightest and the best.

Finally, Mr Chairman, this may be the last occasion on which you preside over our Annual Meeting. You have kindly agreed to continue to chair the Company until your successor has been appointed but it would be a travesty not to place on record the enormous debt of gratitude which this Company owes to you. You have led Anglo American through several years of radical change and restructuring, culminating in the successful listing in London and the elimination of the De Beer's cross-holding. You have overseen an enormous transformation and rerating of the Company over the last decade. Your sense of strategy, your judgement and drive have been major factors in Anglo American's success and the Company and its board are enormously grateful."

Julian Ogilvie Thompson: "Viscount Davignon and Peter Wilmot Sitwell retire from the board at the end of this meeting. Both made huge contributions to one of our predecessor companies, Minorco, in the 1990's. Both played crucial roles in the merger of Minorco and Anglo American in 1999 and both have made significant contributions to this

and, mostly, great fun. I have enjoyed great support from so many, for which I am most grateful. Naturally there will be some sadness on my part but I shall be retiring confident in the future of the company. You have a strong and well balanced board and an extremely able Chief Executive who is achieving great things both internally and externally. He is backed by a sound management team with a deep sense of loyalty to the company. These attributes, together with the commodity and geographic diversity of our assets and the strength of our balance sheet, should ensure success. I am confident of that. I thank you, wish you well and I now declare the meeting closed."

BOARD AND COMMITTEES

Also at today's AGM, Viscount Davignon and Peter Wilmot-Sitwell retired as non-executive directors.

Mr G Lindahl and Professor Van Miert were elected directors and Messrs. Godsell and Trahar were re-elected directors.

At yesterday's board meeting, Mr RJ Margetts was appointed chairman of the Audit Committee, Professor KALM Van Miert was appointed a member of the Audit Committee and Mr BE Davison was appointed a member of the Safety, Health and Environment Committee.

For further information:

Anglo American, London
Media Relations
Kate Aindow
Tel: +44 207 698 8619

Notes to Editors

Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum, group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

ANGLO AMERICAN

News Release

10 May 2002

ANGLO AMERICAN PLC ANNUAL GENERAL MEETING
FRIDAY 10 MAY, 2002

At Anglo American plc's Annual General Meeting for shareholders in London today Julian Ogilvie Thompson, Chairman, and Tony Trahar, Chief Executive, made the following comments:

Tony Trahar: "2001 was a difficult year for the world economy and for a number of commodity markets with increased volatility following the terrible events of 11th September. Nonetheless, against a backdrop of poor market conditions we reported headline earnings of US$1.77 billion while headline earnings per share from continuing businesses increased by 4%. Considering the earnings volatility which has traditionally characterised our industry, our 2001 results suggest both that our balanced portfolio of top quality assets will provide a surer foundation for earnings going forward and that our cost control and efficiency programmes are yielding real results. Indeed in a recessionary year we secured a further improvement in our profit margin to 17.1%.

2001 was a landmark year in the history of the Group with the unwinding of the long-standing cross-holding between Anglo American and De Beers. Through the proposals approved and implemented last summer we increased our stake in De Beers to 45%; cancelled 10% of our shares in issue; secured our full weighting in the FTSE; and realised US$1 billion in cash with a further US$700 million to follow. Following the unbundling of the Anglo shares held by De Beers, it is worth noting that around 50% of our stock is now held by UK institutions and investors.

We also saw pleasing progress in the integration of the major businesses which we acquired during the last two years namely: Tarmac; Shell's coal assets in Australia and Venezuela; and a variety of European paper and packaging assets, most notably control of Frantschach, Neusiedler, Ruzomberok and Assi Sacks. Over the last 3 years these acquisitions have helped to build a world-class coal business and strong European forest products and industrial minerals businesses.

During 2001 we also made good progress with some internal growth projects including: moving forward with the US$2 billion planned expansion of our platinum operations in South Africa; achieving design capacity at Lisheen in Ireland and an encouraging build-up

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

in production at Loma de Niquel in Venezuela; and making good progress with the Skorpion zinc project in Namibia. We have one of the strongest project pipelines in the industry.

Towards the end of last year we completed a major restructuring exercise in our London and Johannesburg corporate offices to provide central and shared services to the Group more efficiently. Together with other cost saving initiatives in the operations, the Group should achieve further cost savings during 2002 exceeding US$150 million.

In the first four months of 2002 we have continued our growth programme with the, US$1.3 billion proposed acquisition of Disputada, the major Chilean copper producer and the acquisition of Syktyvkar, the Russian forestry and office paper company. We are also hopeful of acquiring attractive packaging assets currently owned by La Rochette, the French packaging company.

In the coal division we, along with our consortium partners BHP Billiton and Glencore, have now acquired 100% of the El Cerrejon Zona Norte mine in Colombia. We are integrating this with our adjoining coal mine and believe that both have significant scope for expansion. The new entity is one of the largest producers of export steam coal in the world. We have also strengthened our Australian presence by forming a joint venture arrangement with Mitsui in several significant coal mines in Queensland, Australia. Last week we completed the disposal of Cleveland Potash which was no longer core to our UK industrial minerals business.

With extreme regret earlier this year we announced our intention not to invest further funds in Konkola Copper Mines in Zambia. We found that it was impossible to fund the development of the Konkola Deep Project commercially and were continuing to incur substantial losses from existing operations. Since January we have been working with the Zambian Government and others to seek to minimise the social and economic impact of our decision.

We are continuing to review our base metals portfolio. This has resulted in some disposals of a number of smaller assets which do not meet our investment criteria including this week's announcement of the sale of our stake in Tati Nickel in Botswana and the Salobo project in Brazil. We will seek further opportunities to acquire world class assets, where these become available at value generating prices, such as the recently announced acquisition of the Disputada copper mines in Chile. This quality of asset rarely becomes available and we are confident that significant synergies can be realised with our other Chilean operations.

It has long been an objective of the Group to establish a presence in iron ore. Equally we have not been willing to overpay to secure such a position. In March we were able to announce progress on this front through the acquisition of strategic stakes in Kumba Resources and Avmin. We intend to work with both companies and other stakeholders to realise the full growth potential of South Africa's iron ore resources and to facilitate further black economic empowerment initiatives in South Africa.

At the time of our results announcement in March, I said that the trading environment for most of our products is likely to remain challenging during 2002. Whilst almost every week brings conflicting signals about the state of the world economy the economic signs, particularly in the USA, are slightly more positive. Coal prices have weakened somewhat and prices for most commodities are down year on year. Nonetheless prices for gold have improved significantly; platinum has strengthened since the beginning of the year and diamond sales have exceeded earlier forecasts. Base metal prices have gained ground since the start of the year although stock levels remain high and underlying demand is sluggish. However the economies of Japan and much of continental Europe remain depressed and there is more than usual political turbulence, which could tip the scales in an adverse direction. On balance we believe that economic trends are positive but recovery is unlikely to be rapid.

I feel it is appropriate to comment on our Safety, Health and Environment Report which was published earlier this week. Although there has been a notable improvement in the lost time injury frequency rate our Board remains profoundly dissatisfied with the number of fatalities which occur in our operations. These are not acceptable and we are pursuing a number of initiatives to secure a major improvement in fulfilment of our 'Zero Tolerance Target Zero' – or OTTO - campaign.

I am pleased to report that the injury rate in the first quarter of 2002 has shown a significant reduction and we expect to maintain this for the rest of the year.

The last year has been a challenging one for our staff. Remaining competitive and ensuring efficiency means that we expect them to cope with a fast pace of change. I wish to put on record my appreciation of their commitment during some difficult times. They deserve a large share of the credit for our performance in 2001. I believe that as an industry and as a company, we will need to do more in the coming years to manage our talent and to attract the brightest and the best.

Finally, Mr Chairman, this may be the last occasion on which you preside over our Annual Meeting. You have kindly agreed to continue to chair the Company until your successor has been appointed but it would be a travesty not to place on record the enormous debt of gratitude which this Company owes to you. You have led Anglo American through several years of radical change and restructuring, culminating in the successful listing in London and the elimination of the De Beer's cross-holding. You have overseen an enormous transformation and rerating of the Company over the last decade. Your sense of strategy, your judgement and drive have been major factors in Anglo American's success and the Company and its board are enormously grateful."

Julian Ogilvie Thompson: "Viscount Davignon and Peter Wilmot Sitwell retire from the board at the end of this meeting. Both made huge contributions to one of our predecessor companies, Minorco, in the 1990's. Both played crucial roles in the merger of Minorco and Anglo American in 1999 and both have made significant contributions to this

company. We shall miss their wise counsel. We thank them and wish them well in the future.

We have also been pleased to welcome two new independent directors to the Board during this year. First, Göran Lindahl, who brings broad and highly relevant international business experience and important insights into the sustainable development agenda through his past involvements in the World Commission on Dams and the UN Global Compact.

More recently we have been joined by Professor Karel Van Miert. Professor Van Miert is President of Nyrenode University Business School and brings invaluable insights into international regulatory and competition policy issues from his distinguished career in national and European politics. Professor Van Miert has agreed to join the Audit Committee. He has asked me to pass his apologies to the meeting since he already had an inescapable commitment today before we invited him to join our board.

We hope shortly to be in a position to announce the identity of a new independent non-executive director. We are actively pursuing the identification of a new Chairman.

Next week the Global Mining Initiative Conference will take place in Toronto. This will be the culmination of a two and a half year process during which we and other leading companies have sought to address how the mining industry should adapt its practices so as to come closer to the objective of sustainability. Many other stakeholders have played a part in this process and an agenda for change is emerging. The GMI Conference will be an important opportunity for the mining industry to look at the best means of securing a sustainable and prosperous future. Its work will then be taken forward by the reformed International Council on Mining and Metals. We also look forward, in the same spirit, to playing a role in the World Summit on Sustainable Development in Johannesburg in August.

Companies in the extractive and natural resources sectors are at the sharp end of many of the debates about globalisation and corporate responsibility. As an industry, we have not always stressed sufficiently the role which, in partnership with good government, we play in development and in alleviating global poverty.

As part of our response to the increasing expectations of accountability to all our stakeholders we have also recently launched 'Good Citizenship: Our Business Principles'. These set out the standards which we expect of our employees and what the outside world can expect of us. These are available from the Company's offices and are published on our website. International companies need to use their influence and resources to the good and be seen to do so."

In closing the meeting, Julian Ogilvie Thompson commented: "All the business on the agenda has been attended to but before closing the meeting I would like to thank Tony Trahar for his generous reference to me at the end of his address. As soon as the moment comes I shall be retiring after some 46 years with this group, of which some 20 as Chairman of one or more of its great companies. I have found the years stimulating

and, mostly, great fun. I have enjoyed great support from so many, for which I am most grateful. Naturally there will be some sadness on my part but I shall be retiring confident in the future of the company. You have a strong and well balanced board and an extremely able Chief Executive who is achieving great things both internally and externally. He is backed by a sound management team with a deep sense of loyalty to the company. These attributes, together with the commodity and geographic diversity of our assets and the strength of our balance sheet, should ensure success. I am confident of that. I thank you, wish you well and I now declare the meeting closed."

BOARD AND COMMITTEES

Also at today's AGM, Viscount Davignon and Peter Wilmot-Sitwell retired as non-executive directors.

Mr G Lindahl and Professor Van Miert were elected directors and Messrs. Godsell and Trahar were re-elected directors.

At yesterday's board meeting, Mr RJ Margetts was appointed chairman of the Audit Committee, Professor KALM Van Miert was appointed a member of the Audit Committee and Mr BE Davison was appointed a member of the Safety, Health and Environment Committee.

For further information:

Anglo American, London
Media Relations
Kate Aindow
Tel: +44 207 698 8619

Notes to Editors

Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum, group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

ANGLO AMERICAN

News Release

10 May 2002

ANGLO AMERICAN PLC ANNUAL GENERAL MEETING
FRIDAY 10 MAY, 2002

At Anglo American plc's Annual General Meeting for shareholders in London today Julian Ogilvie Thompson, Chairman, and Tony Trahar, Chief Executive, made the following comments:

Tony Trahar: "2001 was a difficult year for the world economy and for a number of commodity markets with increased volatility following the terrible events of 11th September. Nonetheless, against a backdrop of poor market conditions we reported headline earnings of US$1.77 billion while headline earnings per share from continuing businesses increased by 4%. Considering the earnings volatility which has traditionally characterised our industry, our 2001 results suggest both that our balanced portfolio of top quality assets will provide a surer foundation for earnings going forward and that our cost control and efficiency programmes are yielding real results. Indeed in a recessionary year we secured a further improvement in our profit margin to 17.1%.

2001 was a landmark year in the history of the Group with the unwinding of the long-standing cross-holding between Anglo American and De Beers. Through the proposals approved and implemented last summer we increased our stake in De Beers to 45%; cancelled 10% of our shares in issue; secured our full weighting in the FTSE; and realised US$1 billion in cash with a further US$700 million to follow. Following the unbundling of the Anglo shares held by De Beers, it is worth noting that around 50% of our stock is now held by UK institutions and investors.

We also saw pleasing progress in the integration of the major businesses which we acquired during the last two years namely: Tarmac; Shell's coal assets in Australia and Venezuela; and a variety of European paper and packaging assets, most notably control of Frantschach, Neusiedler, Ruzomberok and Assi Sacks. Over the last 3 years these acquisitions have helped to build a world-class coal business and strong European forest products and industrial minerals businesses.

During 2001 we also made good progress with some internal growth projects including: moving forward with the US$2 billion planned expansion of our platinum operations in South Africa; achieving design capacity at Lisheen in Ireland and an encouraging build-up

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

in production at Loma de Niquel in Venezuela; and making good progress with the Skorpion zinc project in Namibia. We have one of the strongest project pipelines in the industry.

Towards the end of last year we completed a major restructuring exercise in our London and Johannesburg corporate offices to provide central and shared services to the Group more efficiently. Together with other cost saving initiatives in the operations, the Group should achieve further cost savings during 2002 exceeding US$150 million.

In the first four months of 2002 we have continued our growth programme with the, US$1.3 billion proposed acquisition of Disputada, the major Chilean copper producer and the acquisition of Syktyvkar, the Russian forestry and office paper company. We are also hopeful of acquiring attractive packaging assets currently owned by La Rochette, the French packaging company.

In the coal division we, along with our consortium partners BHP Billiton and Glencore, have now acquired 100% of the El Cerrejon Zona Norte mine in Colombia. We are integrating this with our adjoining coal mine and believe that both have significant scope for expansion. The new entity is one of the largest producers of export steam coal in the world. We have also strengthened our Australian presence by forming a joint venture arrangement with Mitsui in several significant coal mines in Queensland, Australia. Last week we completed the disposal of Cleveland Potash which was no longer core to our UK industrial minerals business.

With extreme regret earlier this year we announced our intention not to invest further funds in Konkola Copper Mines in Zambia. We found that it was impossible to fund the development of the Konkola Deep Project commercially and were continuing to incur substantial losses from existing operations. Since January we have been working with the Zambian Government and others to seek to minimise the social and economic impact of our decision.

We are continuing to review our base metals portfolio. This has resulted in some disposals of a number of smaller assets which do not meet our investment criteria including this week's announcement of the sale of our stake in Tati Nickel in Botswana and the Salobo project in Brazil. We will seek further opportunities to acquire world class assets, where these become available at value generating prices, such as the recently announced acquisition of the Disputada copper mines in Chile. This quality of asset rarely becomes available and we are confident that significant synergies can be realised with our other Chilean operations.

It has long been an objective of the Group to establish a presence in iron ore. Equally we have not been willing to overpay to secure such a position. In March we were able to announce progress on this front through the acquisition of strategic stakes in Kumba Resources and Avmin. We intend to work with both companies and other stakeholders to realise the full growth potential of South Africa's iron ore resources and to facilitate further black economic empowerment initiatives in South Africa.

At the time of our results announcement in March, I said that the trading environment for most of our products is likely to remain challenging during 2002. Whilst almost every week brings conflicting signals about the state of the world economy the economic signs, particularly in the USA, are slightly more positive. Coal prices have weakened somewhat and prices for most commodities are down year on year. Nonetheless prices for gold have improved significantly; platinum has strengthened since the beginning of the year and diamond sales have exceeded earlier forecasts. Base metal prices have gained ground since the start of the year although stock levels remain high and underlying demand is sluggish. However the economies of Japan and much of continental Europe remain depressed and there is more than usual political turbulence, which could tip the scales in an adverse direction. On balance we believe that economic trends are positive but recovery is unlikely to be rapid.

I feel it is appropriate to comment on our Safety, Health and Environment Report which was published earlier this week. Although there has been a notable improvement in the lost time injury frequency rate our Board remains profoundly dissatisfied with the number of fatalities which occur in our operations. These are not acceptable and we are pursuing a number of initiatives to secure a major improvement in fulfilment of our 'Zero Tolerance Target Zero' – or OTTO - campaign.

I am pleased to report that the injury rate in the first quarter of 2002 has shown a significant reduction and we expect to maintain this for the rest of the year.

The last year has been a challenging one for our staff. Remaining competitive and ensuring efficiency means that we expect them to cope with a fast pace of change. I wish to put on record my appreciation of their commitment during some difficult times. They deserve a large share of the credit for our performance in 2001. I believe that as an industry and as a company, we will need to do more in the coming years to manage our talent and to attract the brightest and the best.

Finally, Mr Chairman, this may be the last occasion on which you preside over our Annual Meeting. You have kindly agreed to continue to chair the Company until your successor has been appointed but it would be a travesty not to place on record the enormous debt of gratitude which this Company owes to you. You have led Anglo American through several years of radical change and restructuring, culminating in the successful listing in London and the elimination of the De Beer's cross-holding. You have overseen an enormous transformation and rerating of the Company over the last decade. Your sense of strategy, your judgement and drive have been major factors in Anglo American's success and the Company and its board are enormously grateful."

Julian Ogilvie Thompson: "Viscount Davignon and Peter Wilmot Sitwell retire from the board at the end of this meeting. Both made huge contributions to one of our predecessor companies, Minorco, in the 1990's. Both played crucial roles in the merger of Minorco and Anglo American in 1999 and both have made significant contributions to this

company. We shall miss their wise counsel. We thank them and wish them well in the future.

We have also been pleased to welcome two new independent directors to the Board during this year. First, Göran Lindahl, who brings broad and highly relevant international business experience and important insights into the sustainable development agenda through his past involvements in the World Commission on Dams and the UN Global Compact.

More recently we have been joined by Professor Karel Van Miert. Professor Van Miert is President of Nyrenode University Business School and brings invaluable insights into international regulatory and competition policy issues from his distinguished career in national and European politics. Professor Van Miert has agreed to join the Audit Committee. He has asked me to pass his apologies to the meeting since he already had an inescapable commitment today before we invited him to join our board.

We hope shortly to be in a position to announce the identity of a new independent non-executive director. We are actively pursuing the identification of a new Chairman.

Next week the Global Mining Initiative Conference will take place in Toronto. This will be the culmination of a two and a half year process during which we and other leading companies have sought to address how the mining industry should adapt its practices so as to come closer to the objective of sustainability. Many other stakeholders have played a part in this process and an agenda for change is emerging. The GMI Conference will be an important opportunity for the mining industry to look at the best means of securing a sustainable and prosperous future. Its work will then be taken forward by the reformed International Council on Mining and Metals. We also look forward, in the same spirit, to playing a role in the World Summit on Sustainable Development in Johannesburg in August.

Companies in the extractive and natural resources sectors are at the sharp end of many of the debates about globalisation and corporate responsibility. As an industry, we have not always stressed sufficiently the role which, in partnership with good government, we play in development and in alleviating global poverty.

As part of our response to the increasing expectations of accountability to all our stakeholders we have also recently launched 'Good Citizenship: Our Business Principles'. These set out the standards which we expect of our employees and what the outside world can expect of us. These are available from the Company's offices and are published on our website. International companies need to use their influence and resources to the good and be seen to do so."

In closing the meeting, Julian Ogilvie Thompson commented: "All the business on the agenda has been attended to but before closing the meeting I would like to thank Tony Trahar for his generous reference to me at the end of his address. As soon as the moment comes I shall be retiring after some 46 years with this group, of which some 20 as Chairman of one or more of its great companies. I have found the years stimulating

and, mostly, great fun. I have enjoyed great support from so many, for which I am most grateful. Naturally there will be some sadness on my part but I shall be retiring confident in the future of the company. You have a strong and well balanced board and an extremely able Chief Executive who is achieving great things both internally and externally. He is backed by a sound management team with a deep sense of loyalty to the company. These attributes, together with the commodity and geographic diversity of our assets and the strength of our balance sheet, should ensure success. I am confident of that. I thank you, wish you well and I now declare the meeting closed."

BOARD AND COMMITTEES

Also at today's AGM, Viscount Davignon and Peter Wilmot-Sitwell retired as non-executive directors.

Mr G Lindahl and Professor Van Miert were elected directors and Messrs. Godsell and Trahar were re-elected directors.

At yesterday's board meeting, Mr RJ Margetts was appointed chairman of the Audit Committee, Professor KALM Van Miert was appointed a member of the Audit Committee and Mr BE Davison was appointed a member of the Safety, Health and Environment Committee.

For further information:

Anglo American, London
Media Relations
Kate Aindow
Tel: +44 207 698 8619

Notes to Editors

Anglo American is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum, group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North American and Australia.

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,312,903 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
03 May 2002	11,500
07 May 2002	300

The Company was advised of these transactions on 09 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

10 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,312,903 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
03 May 2002	11,500
07 May 2002	300

The Company was advised of these transactions on 09 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

10 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,312,903 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
03 May 2002	11,500
07 May 2002	300

The Company was advised of these transactions on 09 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

10 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,312,903 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
03 May 2002	11,500
07 May 2002	300

The Company was advised of these transactions on 09 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

10 May 2002

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 57,312,903 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
03 May 2002	11,500
07 May 2002	300

The Company was advised of these transactions on 09 May 2002.

The following directors together with all employees are potential beneficiaries of the Trust although the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

A J Guthrie

Companies Secretary

10 May 2002